

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 29, 2008

Robert B. Allen
President
Brink's Home Security Holdings, Inc.
8880 Esters Boulevard
Irving, TX 75063

Re: Brink's Home Security Holdings, Inc.
Amendment No. 1 to Form 10-12B
Filed July 18, 2008
File No. 001-34088

Dear Mr. Allen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 99.1 Information Statement

The Spin-Off, page 24

Reasons for the Spin-Off, page 24

1. We note your responses to comments 14 and 15 in our letter dated June 27, 2008. We continue to believe that a more thorough discussion of what led to Brink's decision to spin-off its residential and commercial security business at this time would be helpful to shareholders. Please advise or revise.

Management's Discussion and Analysis…, page 41

Liquidity and Capital Resources, page 52

2. We note your statement that you believe you will be able to "meet [your] future liquidity needs." Please disclose more specifically how long you anticipate being

able to meet these needs. Note that we consider "long-term" to be a period in excess of the next twelve months. See Section III.C. of Release no. 33-6835 and footnote 43 of Release no. 33-8350.

Critical Accounting Policies, page 55

Deferred Subscriber Acquisition Costs, page 56

3.   Please revise the disclosure in the last paragraph in this section to clarify the method you use to evaluate the recoverability of deferred acquisition costs that exceed deferred revenue, if any. We note in your response to comment 44 in our letter dated June 27, 2008 that you evaluate recoverability of deferred acquisition for BHT subscribers based on the expected cash to be received less the cost to monitor the site.

Executive Compensation, page 75

Compensation Discussion and Analysis, page 75

4.   We note your response to comment 35 in our letter dated June 27, 2008. Please further revise your disclosure to discuss how the compensation committee arrived at and why it paid each of the particular levels and forms of compensation for each named executive officer. Provide this analysis and disclosure for each element of compensation and for each named executive officer.   For example, for the 2007 KEIP bonuses, disclose the target incentive for each named executive officer and discuss why the compensation committee awarded the specific percentage of each officer's target incentive amount.

Notes to Consolidated Financial Statements, page F-8

Note 1- Description of Business…, page F-8

Property and Equipment, page F-9

5.   We refer to your response to comment 45 in our letter dated June 27, 2008. Please describe in more detail the other branch facility and administrative costs that are allocated to the installation of security systems. Also address the following in your response:

- Describe the method you use to allocate each type of cost between installation and service functions of the branch facility;
- Explain why the allocation method is appropriate;
- Describe the nature of the operations and activities of the branch facility;

- Provide a schedule of the amounts capitalized for each type of allocated branch facility and administrative cost during the periods presented in the filing; and
- Discuss how these costs are directly related to the installation of the system and meet the criteria for capitalization using the guidance in the accounting literature referred to in your response.

Please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Knight, Attorney-Adviser, at (202) 551-3370, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: via facsimile (212) 474-3700
        George E. Zobitz, Esq.
        (Cravath, Swaine & Moore LLP)